UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-6651

Hill-Rom Holdings, Inc.

(Exact name of registrant as specified in its charter)

130 E. Randolph St. Suite 1000

Chicago, IL 60601

(312) 819-7200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, without par value

7.00% Debentures due 2024

6 3⁄4% Debentures due 2027

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, without par value: 1

7.00% Debentures due 2024: Less than 300

6.75% Debentures due 2027: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Hill-Rom Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

Date: December 23, 2021	HILL-ROM HOLDINGS, INC.

	By:	/s/ Ellen K. Bradford
	Name:	Ellen K. Bradford
	Title:	Vice President and Secretary